July 31, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. John Cannarella

100 F Street, NE

Washington, D.C. 20549-7010

Re:	RE: Tesco Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
Schedule 14A Definitive Proxy Statement
Filed March 31, 2009
File No. 1-34090

Dear Mr. Cannarella:

This letter is Tesco Corporation’s (the “Company”) response to the United States Securities and Exchange Commission’s Comment Letter dated June 30, 2009.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the Staff’s comments are each set forth in full below in bold-type, and our response immediately follows each comment.

1.	You filed a registration statement on Form 8-A on June 2, 2008, for the purpose of registering shares and rights pursuant to Section 12(b). But the cover page of the Form 10-K does not reflect the new file number (001-34090) you received as a result of that filing. The cover page also suggests that you are listing the securities “to be” registered pursuant to Section 12(b). Please provide corrected information in your future filings.

RESPONSE: We have noted the Staff’s comment. Beginning with our next quarterly report, we will modify the cover page of our report to include the new file number (001-34090). Beginning with our next annual report, we will modify the cover page of our report to indicate our securities as “registered pursuant to Section 12(b) of the Act.”

2.	We note from your disclosure under this heading that you recorded a $2.2 million tax benefit related to filing your U.S. federal and state tax returns due primarily to an allocation of 2006 earnings between your U.S. subsidiary and U.S. branch. Your disclosure surrounding this tax benefit states that “the effect of recording this tax adjustment in 2007 instead of 2006 is immaterial to both the current year and prior year financial statements taken as a whole.” Please describe to us in necessary detail the nature of this error and provide us with your materiality analysis so we may better understand your conclusion. Refer to SAB Topics 99 and 108.

RESPONSE: We have noted the Staff’s comment. The tax benefit was recorded during the third quarter of 2007, when we recorded a $2.2 million tax benefit adjustment in our statement of operations related to differences between the Company’s 2006 tax provision and amounts claimed on the 2006 Canadian tax return which was filed in 2007. This adjustment was primarily due to the following items:

•	$0.6 million Scientific Research and Experimental Development (“SR&ED”) credits claimed on the return, that were unknown and not anticipated when the 2006 provision was calculated, and

•	$1.5 million release of valuation allowance on foreign tax credits utilized that were previously reserved in the 2006 provision.

Attached hereto as Appendix A is a memorandum documenting the entries in further detail and our analysis of this issue performed under the guidance contained in Topic 1M of Staff Accounting Bulletin No. 99, “Materiality.” This memorandum was prepared contemporaneously with our identification of the issue.

3.	We note you identify eight areas of accounting where significant accounting policies are used to record activity. However, your disclosures appear to lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. Please expand your disclosures to address the specific instances where uncertainties exist in your estimates. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information. It is important to note that while accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please refer to Section 501.14 of the Financial Reporting Codification for further guidance.

RESPONSE: In accordance with Section 501.14 of the Financial Reporting Codification, below is a sample of the proposed expanded disclosure for our “Significant Accounting Policies within Management’s Discussion and Analysis of Financial Condition and Results of Operations” that we will include in future filings as required. Please note that proposed new language is shown in italics.

The preparation and presentation of our financial statements requires management to make estimates that significantly affect the results of operations and financial position reflected in the financial statements. In making these estimates, management applies accounting policies and principles that it believes will provide the most meaningful and reliable financial reporting. As described more fully below, these estimates bear the risk of change due to the inherent uncertainty attached to the estimate. Management considers the most significant of these estimates and their impact to be:

Foreign Currency Translation— The U.S. dollar is the functional currency for most of our worldwide operations. For foreign operations where the local currency is the functional currency, specifically our Canadian operations, assets and liabilities denominated in foreign currencies are translated into U.S. dollars at end-of-period exchange rates, and the resultant translation adjustments are reported, net of their related tax effects, as a component of accumulated other comprehensive income in shareholders’ equity. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency prior to translation into U.S. dollars, and the resultant exchange gains and losses are included in income in the period in which they occur. Income and expenses are translated into U.S. dollars at the average exchange rates in effect during the period. Our primary exposure with respect to foreign currency exchange rate risk is the change in the U.S. dollar/Canadian dollar exchange rate. Historically, this exchange rate has fluctuated within approximately 20% of the U.S. dollar, and we have recognized a corresponding foreign exchange gain or loss. We cannot accurately predict the amount or variability of future exchange rate fluctuations. Accordingly, the amount of gains or losses recognized in the future may vary significantly from historically reported amounts.

Revenue Recognition— We recognize revenues from product sales when the earnings process is complete and collectability is reasonably assured when title and risk of loss of the equipment is transferred to the customer, with no right of return. Revenue in the Top Drive segment may be generated from contractual arrangements that include multiple deliverables. Revenue from these arrangements is recognized as each item or service is delivered based on their relative fair value and when the delivered items or services have stand-alone value to the customer. For revenues other than product sales, we recognize revenues as the services are rendered based upon agreed daily, hourly or job rates.

We provide product warranties on equipment sold pursuant to manufacturing contracts and provide for the anticipated cost of such warranties in cost of sales when sales revenue is recognized. The accrual of warranty costs is an estimate based upon historical experience and upon specific warranty issues as they arise. We periodically review our warranty provision to assess its adequacy in the light of actual warranty costs incurred. The key factors with respect to estimating our product warranty accrual are our assumptions regarding the quantity and estimated cost of potential warranty exposure. Historically our warranty expense has fluctuated based on the identification of specifically identified technical issues, and warranty expense does not necessarily move in concert with sales levels. In the past, we have not recognized a material adjustment from our original estimates of potential warranty costs. However, because the warranty accrual is an estimate, it is reasonably possible that future warranty issues could arise that could have a significant impact on our financial statements.

Deferred Revenues— We generally require customers to pay a non-refundable deposit for a portion of the sales price for Top Drive units with their order. These customer deposits are deferred until the customer takes title and risk of loss of the product.

Accounting for Stock-Based Compensation— We recognize compensation expense on stock-based awards to employees, directors and others. For those awards that we intend to settle in stock, compensation expense is based on the calculated fair value of each stock-based award at its grant date, the estimation of which may require us to make assumptions about the future volatility of our stock price, rates of forfeiture, future interest rates and the timing of grantees’ decisions to exercise their options. Certain of our stock options awarded prior to our voluntary delisting from the Toronto Stock Exchange effective June 30, 2008 were denominated in Canadian dollars and have been determined to be liability classified awards. Accordingly, they are remeasured at fair value at the end of each reporting period, which may result in volatility in future compensation expense. The fair value of option awards is estimated using the Black-Scholes option pricing model. Key assumptions in the Black-Scholes option pricing model, some of which are based on subjective expectations, are subject to change. A change in one or more of these assumptions would impact the expense associated with future grants. These assumptions bear the risk of change as they require significant judgment and they have inherent uncertainties that management may not be able to control. These key assumptions include the weighted average risk-free interest rate, the expected life of options, the volatility of our common shares and the weighted average expected forfeiture rate. We base our assumptions on our historical experience; however, future activity may vary significantly from our estimates.

Allowance for Doubtful Accounts Receivable— We perform ongoing credit evaluations of customers and grant credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. Many of our customers are located in international areas that are inherently subject to risks of economic, political and civil instabilities, which may impact management’s ability to collect those accounts receivable. The main factors in determining the allowance needed for accounts receivable are customer bankruptcies, delinquency, and management’s estimate of ability to collect outstanding receivables based on the number of days outstanding. We make assumptions regarding current market conditions and how they may affect our customers’ ability to pay outstanding receivables. These assumptions are based on the length of time that a receivable remains unpaid, our historical experiences with the customers, the financial condition of the individual customers and the international areas in which they operate. Historically, our estimates have not differed materially from the ultimate amounts recognized for bad debts. However, these allowances are based on estimates. If actual results are not consistent with our assumptions and judgments used, we may be exposed to additional write offs of accounts receivable that could be material to our results of operations.

Excess and Obsolete Inventory Provisions— Our inventory consists primarily of specialized tubular services and casing tools, spare parts, work in process, and raw materials to support our ongoing manufacturing operations and our installed base of specialized equipment used throughout the world. Customers rely on us to stock these specialized items to ensure that their equipment can be repaired and serviced in a timely manner. Our estimated carrying value of inventory therefore depends upon demand driven by oil and gas drilling activity, which depends in turn upon oil and gas prices, the general outlook for economic growth worldwide, available financing for our customers, political stability in major oil and gas producing areas and the potential obsolescence of various types of equipment we sell, among other factors. Quantities of inventory on hand are reviewed periodically to ensure they remain active part numbers and the quantities on hand are not excessive based on usage patterns and known changes to equipment or processes. Our primary exposure with respect to estimating our provision for excess and obsolete inventory is our assumption regarding the projected quantity usage patterns. These estimates are based on historical usage and operating forecasts and are reviewed for reasonableness on a periodic basis. Historically, our estimates have not differed materially from the amount of inventory ultimately expensed as excess or obsolete. However, significant or unanticipated changes in business conditions and (or) changes in technologies could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.

Impairment of Long-Lived Assets, Goodwill and Intangibles—Long-lived assets, which include property, plant and equipment, goodwill and intangible and other assets, comprise a substantial portion of our assets. The carrying value of these assets is reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. This requires us to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions or technological developments. Significant, unanticipated changes in circumstances could make these assumptions invalid and require changes to the carrying value of our long-lived assets.

Long-lived assets, such as property, plant and equipment, and intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value of the assets contained in our financial statements may not be recoverable. When evaluating long-lived assets and intangible assets for potential impairment, we first compare the carrying value of the asset to the asset’s estimated, future net cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, we calculate and recognize an impairment loss. If we recognize an impairment loss, the adjusted carrying amount of the asset will be its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated over the remaining useful life of that asset. Restoration of a previously recognized impairment loss is prohibited.

Our impairment loss calculations require management to apply judgments in estimating future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that represents the risk inherent in future cash flows. We had no impairment charges on long-lived assets during the years ended December 31, 2006, 2007 or 2008.

If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to additional impairment losses that could be material to our results of operations.

We test consolidated goodwill for impairment using a fair value approach at the reporting unit level and perform our goodwill impairment test annually or upon the occurrence of a triggering event. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value.

For purposes of our analysis, we estimate the fair value for each reporting unit based on discounted cash flows (the income approach). The income approach is dependent on a number of significant management assumptions including markets and market share, sales volumes and prices, costs to produce, capital spending, working capital changes, terminal value multiples and the discount rate. The discount rate is commensurate with the risk inherent in the projected cash flows and reflects the rate of return required by an investor in the current economic conditions. Based on our analysis performed for the year ended December 31, 2008, if we were to increase the discount rate by 200 basis points while keeping all other assumptions constant, there would be no impairments in the reporting unit. Inherent in our projections are key assumptions relative to how long the current downward cycle might last. Furthermore, the financial and credit market volatility directly impacts our fair value measurement through our weighted-average cost of capital that we use to determine our discount rate. During times of volatility, significant judgment must be applied to determine whether credit changes are a short term or long-term trend. While we believe the assumptions made are reasonable and appropriate, we will continue to monitor these, and update our impairment analysis if the cycle downturn continues for longer than expected.

If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to additional impairment losses that could be material to our results of operations.

Income Taxes—We use the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. By their nature, tax laws are often subject to interpretation. Further complicating matters is that in those cases where a tax position is open to interpretation, differences of opinion can result in differing conclusions as to the amount of tax benefits to be recognized under FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the tax asset will not be realized. Estimates of future taxable income and ongoing tax planning have been considered in assessing the utilization of available tax losses and credits. Unforeseen events and industry conditions may impact forecasts of future taxable income which, in turn, can affect the carrying value of the deferred tax assets and liabilities and impact our future reported earnings. The level of evidence and documentation necessary to support a position prior to being given recognition and measurement within the financial statements is a matter of judgment that depends on all available evidence. A change in our forecast of future taxable income, or changes in circumstances, assumptions and clarification of uncertain tax regimes may require changes to any valuation allowances associated with our deferred tax assets, which could have a material effect on net income.

4.	We note the break-out of your revenue by operating segment on page 29. Based on this presentation, it appears you recognized income from rental operations that exceeds 10% of your total revenue. Please refer to Items 5-03(b)(1) and 5- 03(b)(2) of Regulation S-X and modify the presentation on the face of your consolidated statements of income for both net sales and gross revenues and costs and expenses applicable to sales and revenues, as appropriate, for any class of net sales and gross revenues which is more than 10% of your total revenue.

RESPONSE: Our Top Drive rental business includes a substantial service arrangement with our customers, both for rig operations and related maintenance needs. Our Top Drive rental contracts generally include experienced Tesco personnel to supervise, operate and maintain the unit. We operate this portion of our business as a service that we provide using Tesco-owned Top Drive units. Such operations are contracted on a day-rate basis and provide no contractual guarantees or provisions for operating time or other qualifying measures. Accordingly, we have classified the related revenues and costs in the “services” category of our consolidated statements of income in accordance with Items 5-03(b)(l) and 5- 03(b)(2) of Regulation S-X.

In noting the Staff’s comment, we will modify our future filings to provide a high degree of transparency as to how we operate this business. Accordingly, below is a sample of the proposed expanded disclosure within “Item 1. Business” that we will include in future filings, when required. Please note that new proposed language is shown in italics.

We also provide top drive rental services on a day-rate basis for land and offshore drilling rigs, offering a range of systems that can be installed in practically any mast configuration, including workover rigs. Our rental services typically include experienced personnel to operate and maintain the top drive unit. Our rental fleet is composed principally of hydraulically powered top drive systems, with power ratings of 460 to 1,205 horsepower and load path ratings of 150 to 650 tons, each equipped with its own independent diesel engine driven hydraulic power unit. This unique combination permits a high level of portability and installation flexibility.

Additionally, we propose to modify the caption in our results of operations table included in Management’s Discussion and Analysis. Such caption was formerly shown as “rental operations.” In future filings, we will re-title this caption as “rental services.”

5.	We note that prior to May 2007 you granted stock options denominated only in Canadian dollars. As such, it appears that some or all of these awards may be indexed to a factor in addition to your share price. Please clarify if you classified any of these awards as a liability. Refer to paragraph 33 and footnote 19 of SFAS 123(R).

RESPONSE: We evaluated our accounting for stock-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment,” for purposes of determining whether it is appropriate to classify stock option awards as liabilities or as equity. According to SFAS 123(R), paragraph 33, footnote 19, “an award of equity share options granted to an employee of an entity’s foreign operation that provides for a fixed exercise price denominated either in the foreign operation’s functional currency or in the currency in which the employee’s pay is denominated shall not be considered to contain a condition that is not a market, performance, or service condition.” The functional currency of Tesco’s Canadian operations is the Canadian dollar. Prior to July 1, 2008 Tesco’s stock was traded both on the Toronto Stock Exchange (“TSX”) in Canadian dollars and on the NASDAQ in U.S. dollars.

Under the guidance cited above, we considered liability classification for outstanding Canadian dollar-denominated options to employees who were not paid in Canadian dollars. Appendix B, paragraph 129 of the Statement, states that “equity instruments with exercise prices denominated in a currency other than the currency of the market in which the underlying equity instrument primarily trades be accounted for as liabilities.”

We determined that our option awards retained equity characteristics through June 30, 2008 due to the fact that the Company’s stock was traded on the Toronto Stock Exchange (a primary stock exchange) in Canadian dollars through June 30, 2008, when we voluntarily delisted from the TSX. We note the classification modification requirement occurred when the Company voluntarily delisted from the TSX effective June 30, 2008. Accordingly, the Canadian-dollar denominated option awards issued to non-Canadian employees should have been classified as liability awards in each of the quarterly periods after July 1, 2008, and the liability should have been adjusted to the fair value of the awards at the end of each quarterly reporting period.

As a result of this error, Accrued and Other Current Liabilities were understated by $4.1 million, $0.8 million and $1.1 million as of September 30, 2008, December 31, 2008 and March 31, 2009, respectively, and Shareholders’ Equity was overstated by approximately 1.3%, 0.2% and 0.3% as of September 30, 2008, December 31, 2008 and March 31, 2009, respectively. In addition, net income for the quarters ended September 30, 2008 and December 31, 2008 were overstated by $0.6 million and understated by $0.6 million, respectively. Net income for the year ended December 31, 2008 and the quarter ended March 31, 2009 were not affected by the error.

We have performed an analysis of this issue performed under the guidance contained in SFAS No. 123(R), “Share-Based Payment,” and Topic 1M of Staff Accounting Bulletin No. 99, “Materiality,” and do not believe that the errors are material to any of the corresponding periods. We will correct the reclassification error on a prospective basis beginning with our Form 10-Q to be filed for the three months ended June 30, 2009.

6.	We note your disclosure in footnote (c) that “Negative amounts represent net recoveries of previously written-off receivables or changes to inventory and warranty reserve estimates.” Please clarify for us whether your accounting policy is to record a write-down of inventory to the lower of cost or market at the close of a fiscal period and to subsequently reverse the write-down based on changes in underlying facts and circumstances, or otherwise advise. Refer to SAB Topic 5BB.

RESPONSE: As disclosed in our Form 10-K for the year ended December 31, 2008, our inventory policy includes “reviewing inventory on hand periodically to ensure they remain active part numbers and the quantities on hand are not excessive based on usage patterns and known changes to equipment or processes. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.” Such provisions include write downs to market values if the market values fall below historical costs; however, we do not reverse such provisions in subsequent periods. In accordance with SAB Topic 5BB, once we record a provision to lower the inventory’s carrying value to market value, such value becomes the new cost basis.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

7.	We note the caption titled ‘Prepaid and Other Current Assets’ increased approximately 36% from December 31, 2008 to March 31, 2009. Please confirm to us, if true, that you were not required to expand your caption to comply with Item 10-01(a)(2) of Regulation S-X or otherwise advise.

RESPONSE: We note the Staff’s comment regarding our “Prepaid and Other Current Assets” caption in our Form 10-Q. Guidance in Item 10-01(a)(2) indicates that “where any major balance sheet caption is less than 10% of total assets, and the amount in the caption has not increased or decreased by more than 25% since the end of the preceding fiscal year, the caption may be combined with others.” The total amount reported under the caption “Prepaid and Other Current Assets” at December 31, 2008 was $13.5 million, or 3% of total assets, and the total reported at March 31, 2009 was $18.4 million, or 4% of total assets. The change in the caption was 36%. We will monitor these accounts and will modify our future filings to expand the balance sheet caption in accordance with Item 10-01(a)(2), when required.

8.	We note the captions titled ‘Revenue’ and ‘Cost of Sales and Services’ for the periods presented. Please confirm to us, if true, that you were not required to expand your captions to comply with Item 10-01(a)(3) of Regulation S-X or otherwise advise.

RESPONSE: We note the Staff’s comment regarding our “Revenue” and “Cost of Sales and Services” captions in our Form 10-Q. Guidance in Item 10-01(a)(3) indicates that “When any major income statement caption is less than 15% of average net income for the most recent three fiscal years and the amount in the caption has not increased or decreased by more than 20% as compared to the corresponding interim period of the preceding fiscal year, the caption may be combined with others.” We reviewed our income statement caption amounts and noted the following measurements for the three months ended March 31, 2009 and 2008, respectively (in thousands):

	Three Months Ended
	March 31, 2009	March 31, 2008	% Change
Revenues:
Products	$49,125	$55,106	(11)%
Services	61,059	74,262	(18)%

Total	110,184	129,368	(15)%
Cost of Sales and Services:
Products	$35,388	$36,950	(4)%
Services	54,610	59,858	(9)%

Total	89,998	96,808	(7)%

Because amounts in these captions have not increased or decreased by more than 20% as compared to the corresponding interim period in 2008, we did not expand our income statement captions as required by Item 10-01(a)(3). We will modify our future filings to expand the captions in accordance with Item 10-01(a)(3), when required. Such expanded captions will be presented as the captions “Products” and “Services” in conformity with our presentation shown in our Form 10-K filed for the year ended December 31, 2008.

9.	We note from your disclosure that you eliminated employee positions during the three months ended March 31, 2008 and 2009 due to a review of your personnel structure and that you recorded severance costs during those periods. Please explain to us in necessary detail the facts and circumstances surrounding your personnel restructuring and how you considered the reporting and disclosure guidance in FAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” for the periods aided December 31, 2008 and March 31, 2009.

RESPONSE: During the first quarter of 2008, we reviewed our personnel structure and ascertained that our existing management structure was ineffective, and that a reorganization of mid-level management was necessary. Specifically, we removed mid-level business managers and realigned reporting responsibilities within our business segments in order to improve direct contact with the company’s senior management. This reorganization included the elimination of management positions and the elimination of certain direct and overhead personnel.

During 2009, in response to current market conditions, we reviewed our business practices, particularly in North America. This review resulted in management’s decision to combine certain operating responsibilities, close certain underperforming satellite locations and eliminate underutilized direct and overhead personnel.

In both cases, we applied guidance found in FAS 146. The Statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by FAS 144. An exit activity includes but is not limited to a restructuring as that term is defined in IAS 37, to include the sale or termination of a line of business, the closure of business activities in a particular location, the relocation of business activities from one location to another, changes in management structure, and a fundamental reorganization that affects the nature and focus of operations.

Paragraphs 8-9 of the Statement further identify severance costs as costs incurred as a one-time termination benefit communicated to employees during the period under a plan developed by and acted upon by management. Such costs are to be recognized as an expense on the respective communication dates to the terminated employees, depending on whether the employees are required to render services beyond a minimum retention period. During the three months ended March 31, 2008 and 2009, management developed a termination plan, identified specific personnel to be terminated under the plan, communicated the layoff to the employees and paid or accrued the termination benefits accordingly. Management determined that the two business reviews qualified for accounting treatment under FAS 146. Accordingly, we reported restructuring costs for the reported periods as described in paragraphs 8-11 of the Statement.

Paragraph 20 of the Statement sets forth the required disclosures as follows:

a.	A description of the exit or disposal activity, including the facts and circumstances leading to the expected activity and the expected completion date

b.	For each major type of cost associated with the activity (for example, one-time termination benefits, contract termination costs, and other associated costs):

i.	The total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date

ii.	A reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) therefor

c.	The line item(s) in the income statement or the statement of activities in which the costs in (b) above are aggregated

d.	For each reportable segment, the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reason(s) therefor

e.	If a liability for a cost associated with the activity is not recognized because fair value cannot be reasonably estimated, that fact and the reasons therefor.

We will modify our future filings to include these disclosures in Footnote 1 to our condensed consolidated financial statements, as shown below:

During the three months ended March 31, 2009, the Company eliminated approximately 220 employee positions due to a review of its personnel structure and recorded $1.3 million in one-time termination benefits associated with the reduction. These severance costs were recorded in Cost of Sales and Services ($0.6 million), Research and Engineering ($0.1 million) and Selling, General and Administrative expense ($0.6 million) in the accompanying Condensed Consolidated Statements of Income based on the respective functions performed by those employees who were terminated during the period. These costs were recorded in the Top Drive segment ($0.4 million), Tubular Services segment ($0.2 million), Research and Engineering segment ($0.1 million) and Corporate and Other segment ($0.6 million). As of March 31, 2009, severance costs of $0.4 million were incurred but not yet paid, and were included in Accrued and Other Current Liabilities in the accompanying Condensed Consolidated Balance Sheet.

10.	We note you concluded that the errors you discovered in your financial statements for the fiscal years ended December 31, 2008 and 2007 were not material and that it was appropriate to correct the errors in the financial statements for the fiscal quarter ended March 31, 2009. With respect to this disclosure:

•	fully describe to us the nature of each of the errors you identified;

•	tell us what items or transactions you believe should have been recorded in your financial statements and specify the period(s) in which they should have been recorded;

•	tell us what adjustment(s) were instead recorded in the financial statements for the fiscal quarter ended March 31, 2009; and

•	provide us with your materiality analysis so we may better understand your conclusion.

RESPONSE: We have noted the Staff’s comment. During the first quarter of 2009, a new Canadian tax law was enacted that allowed a Canadian company to elect to file its Canadian tax return in US dollars. In reviewing the accounting impact of this new law, we discovered errors in the way that we had historically been recording adjustments to deferred tax assets through the application of SFAS 52, “Foreign Currency Translation.” These errors consisted of the following:

•

In 2007 and 2008, our Canadian non-Capital Losses were translated from Canadian Dollars to US Dollars with the offsetting foreign currency translation adjustment recorded to Cumulative Translation Adjustment (“CTA”). It was determined that these non-Capital losses are US Dollar-denominated monetary assets. As such, these assets should have been remeasured with the offsetting entry recorded to Deferred Tax Expense.

•

In 2007 and 2008, our temporary timing differences related to Canadian Fixed Assets were translated from Canadian Dollars to US Dollars with the offsetting foreign currency translation adjustment recorded to CTA. It was determined that a portion of these differences are US Dollar-denominated non-monetary assets. As such, the exception under SFAS 109, paragraph 9(f) applies to these assets and the deferred tax asset balances related to these assets should not have been adjusted for foreign currency translation fluctuations.

Attached hereto as Appendix B is a memorandum documenting our analysis of this issue performed under the guidance contained in Topic 1M of Staff Accounting Bulletin No. 99, “Materiality.” This memorandum was prepared contemporaneously with our identification of the issue.

Schedule 14A Definitive Proxy Statement, filed March 31, 2009

11.	Please confirm in writing that you will comply with the following comments relating to your definitive proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After your review of your responses, we may raise additional comments.

Response: We note the Staff’s comments, and confirm that we will comply with the following comments and responses relating to our definitive proxy in future filings, subject to adjustments required by future rules or changes in circumstances. In some cases, we have indicated the periods for which we would propose to include disclosure. Examples of disclosures we intend to use in each case are set forth below. Please note that new proposed language is shown in italics.

Administration, page 15

12.	In the first paragraph, you indicate that the Compensation Committee has the delegated authority to set the compensation of the CEO and named executive offices. In the second paragraph, however, you suggest that the Committee instead makes specific recommendations in that regard. Please clarify.

Response: The recommendations referred to in the second paragraph refer to executive officers other than the CEO and named executive officers. The Compensation Committee’s charter allows it to approve compensation with respect to such other officers or to make recommendations to the Board. In future filings with respect to periods covered by this disclosure we propose to clarify this point. An example of the proposed disclosure is as follows:

Tesco’s Board has delegated responsibility and authority to the Compensation Committee for setting the compensation of the Chief Executive Officer and other named executives of the Corporation, including both cash and equity-based elements. The Board has also granted discretionary authority to the Compensation Committee to set compensation (including authority to approve awards under our Incentive Plan) for all other directors, officers and employees. With respect to officers other than the Chief Executive Officer and other named executive officers, the Committee may instead present recommendations to the Board. Prior to 2008, the Compensation Committee determined compensation of the Chief Executive Officer, but made recommendations to the Board regarding compensation of the Corporation’s other officers. Our Incentive Plan, which was approved by shareholders at our 2007 Annual General and Special Meeting, is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

The Compensation Committee is also responsible for maintaining knowledge of competitive compensation practices, reviewing the design and competitiveness of our compensation and benefits programs, and evaluating, on at least an annual basis, the compensation packages for executive officers. The Compensation Committee takes into consideration a number of factors in making specific compensation determinations or recommendations, as the case may be, including the education and experience of the individual, the individual’s performance, the importance of the individual’s position to our achievement of our financial and operational goals, and the financial performance of Tesco.

Objectives, page 16

13.	Here, and throughout your “Compensation Discussion & Analysis” disclosure, you reference the use of peer group data in your executive compensation decisions. Since you appear to benchmark elements of your executive compensation, you are required to identify the companies that comprise the peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: We have noted the Staff’s comment, and have provided our response in Item 15, below.

14.	You state that the Compensation Committee “approved selection of a group of [peer] companies” based on surveys provided by Mercer. You further state that this group included companies the Compensation Committee “believed to be comparable” to Tesco in terms of “revenues, market capitalization, income and asset base.” Please explain in further detail the Committee’s basis for selecting these specific companies for inclusion in the peer group.

Response: We have noted the Staff’s comment, and have provided our response in Item 15, below.

15.	Also clarify the actual procedure followed. For example, make clear whether the Committee first receives a large group of surveys; then notifies Mercer of the subset it selected from the larger group; and lastly receives from Mercer reports based on the subset which it then uses for its comparison purposes. If the Committee instead simply selects a subset from reports provided by Mercer, state this explicitly.

Response: We have noted the Staff’s comment. In future filings, we propose to give further detail as in the following example. Eliminated language has been crossed out, and proposed new language is shown in italics.

The Compensation Committee compares the mix of the compensation elements for executive officers against companies in a group of peer companies selected ~~based on surveys provided by Mercer. The Compensation Committee approved the selection of a group (16 in 2007, 17 in 2008) of publicly traded upstream service and equipment providers to the oil industry in Canada and the United States as a peer or comparison group for the purposes of Mercer’s executive compensation reports. This group included companies which the Compensation Committee believed to be comparable to Tesco in terms of revenues, market capitalization, income and asset base. Tesco’s human resources group provided information to the consulting firm to allow it to match Tesco’s positions against survey positions. Peer group data did not alone determine the mix or level of executive officer compensation.~~ by the Committee, as a means of evaluating the Corporation’s executive compensation. After selection of the peer group, Tesco’s human resources department provided information to Mercer to allow it to match Tesco’s executive positions against survey positions from the peer group and provide benchmarking data to the Compensation Committee. Peer group data was a part of the information that the Compensation Committee used in determining the compensation elements for the Corporation’s executive officers but did not alone determine the mix or level of executive officer compensation.

In the selection process, Mercer, with input from the Compensation Committee and management, assembled an initial list of potential peer companies, all of which are publicly traded upstream service and equipment providers to the oil and gas industry. That list was reviewed by the Committee and based on criteria described below, the Committee selected the final peer group from the initial list. The peer group includes companies which the Compensation Committee believed to be comparable to Tesco in terms of most recent fiscal year revenues, market capitalization (considered both as of a recent date and as an average over the prior calendar year), income and asset base. The Compensation Committee selected a group in which they consider the Corporation was as near as reasonably possible to median along those metrics, having regard for the cyclical and volatile nature of the oilfield service sector, as well as the fact that the Corporation is among the smallest of the publicly traded companies in its industry.

In 2008, the peer group consisted of: Tetra Technologies, ION Geophysical, RPC, Core Laboratories, Chart Industries, Parker Drilling, Cal Dive International, Newpark Resources, Lufkin Industries, Allis-Chalmers Energy, NATCO Group, Dril-Quip, Atwood Oceanics, Superior Well Services, CARBO Ceramics, Hornbeck Offshore Services and T-3 Energy Resources.

Compensation Elements, page 16

16.

You disclose that base salaries were generally below the median amount, and that your STIP and LTIP compensation was generally in the bottom quartile, of that paid to executives in your peer group companies. We note your related disclosure under “Objectives” that you expect base salaries to generally be at a median level, bonus compensation to be at a median level at target, with the opportunity to earn up to the 75th percentile (compared with the peer group) based on performance, and long term equity-based incentives to be at a 75th percentile. Disclose the actual percentiles in comparison to the peer group with respect to total compensation and each element of compensation paid to your named executive officers. To the extent actual compensation was outside a targeted goal or percentile, please explain why.

Response: We note the Staff’s comment, and respectfully suggest that disclosing actual percentiles for named executive officer compensation elements in comparison to peer group data would be inconsistent with the disclosures that we have made concerning the weight accorded to benchmarking in compensation determination and the actual process we employ. Such a disclosure would elevate the benchmark by suggesting that as to any given individual the benchmark percentile relative to others in the peer group was particularly significant in the compensation determination. Our Compensation Committee makes clear that it does not use peer group benchmarking as the sole factor, or even the most important factor, in making compensation decisions. As stated on page 17, in the paragraph captioned, “Base Salary,” “While peer group data provided useful guidance, the Compensation Committee gave greater weight to its assessment of the value of an executive officer’s position to Tesco and to the market demand for the executive.” Also, we note in the final paragraph under “Objectives,” “the final mix of base salary, annual bonus and long term equity-based incentives is not set solely by reference to peer group measurements.” As discussed in that paragraph, the Compensation Committee incorporates other factors such as an executive officer’s specific performance in the achievement of Tesco’s objectives.

We also note that other companies in the peer group may compensate their executives based on a host of factors (including the size of the company, the experience of the officer, the history of performance, the peculiar circumstances that the benchmarked companies may face, etc.) that would not be relevant to Tesco or would be evaluated in a different way by us. The presentation of benchmark numbers may cancel the weighted value of those variables. We do not wish to evaluate or present an individual’s compensation to a benchmark comparison, as it would suggest that Tesco considers such a comparison to be the most important factor. This suggestion would be underscored since such a disclosure is not commonplace or specifically required by regulation.

Additionally, we believe such disclosure could give rise to misleading inferences. For example, the compensation market for chief financial officers may move more dramatically in a given year than the compensation market for marketing professionals, so that one named executive officer may be lagging behind others in the company by percentile comparison. It would be incorrect for shareholders to infer that one executive has performed better or worse than another on the basis of their relative benchmark percentiles. In addition, the benchmark data always lags: the comparison would be prior year data for the Tesco executive and data relating to two years or more prior year data for the peer group companies. The differences in percentiles due to the mismatched years could be further influenced by changes in market conditions that impact our industry. The disclosure also would suggest, including to competitors, employees, shareholders and others, that the specified CEOs were underpaid relative to comparable officers in the peer group, when, in fact, a variety of factors may lead to different compensation determinations, as we discussed above.

Finally, we note that shareholders already receive very specific disclosures, as required by the rules, with respect to the actual dollar values of each compensation element.

Non-Equity Incentive Compensation, page 18

17.	You disclose that the 2009 “[i]ndividual targets for each executive have been approved by the Compensation Committee.” Disclose these individual performance targets and the target levels each executive must achieve to receive that portion of non-equity incentive plan compensation based on the achievement of individual goals. To the extent you believe the disclosure of the quantitative or qualitative target information would result in competitive harm, such that the information should be excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. If you have an appropriate basis for omitting these targets, you must discuss how difficult or likely it will be for the named executive officers to achieve the undisclosed target levels. In discussion how difficult or likely it will be to achieve the target levels or other factors, provide as much detail as necessary. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: The performance targets are discussed on page 20 under the captions “Compensation for 2007” and “Compensation for 2008.” We provide information regarding performance targets on a supplemental basis in accordance with Rule 83 of the SEC’s Rules on Information and Requests. In future filings, we propose to give further detail as in the following example:

As noted above under “Compensation Elements,” each named executive officer shared a common Short Term Incentive Plan (“STIP”) objective related to ROCE. This objective was the single largest determinant of each executive’s STIP award (generally 30% of the total—33% for Mr. Quintana in 2008). In addition, each named executive officer had a number of personal objectives that together determine the remainder of the executive’s STIP award. Also as described above, in order to receive a STIP award higher than target, an additional earnings per share target must also be met.

In 2008, Mr. Quintana’s target STIP award was 60% of his base salary, and his maximum award was 120%. His actual award was 72.31%. The 2008 award made to Mr. Quintana was based on objectives related to tubular services operating income margins, CASING DRILLING™ revenues, revenue per employee targets, and inventory target levels. In 2008, Mr. Kayl’s target STIP award was 50% of his base salary and his maximum award was 100%. His actual award was 64.22%. The award made to Mr. Kayl was based on objectives related to corporate general and administrative costs, operating income margins, inventory target levels and days sales outstanding rates. In 2008, Mr. Foster’s target STIP award was 35% of his base salary and his maximum award was 70%. His actual award was 22.68%. The award made to Mr. Foster was based on objectives related to tubular services operating income margins, indirect cost target levels, corporate operating income margins and inventory target levels. In 2008, Mr. Lakey’s target STIP award was 35% of his base salary and his maximum award was 70%. His actual award was 42.59%. The award made to Mr. Lakey was based on objectives related to corporate operating income margins, CASING DRILLING™ revenue, revenue per employee targets and general and administrative costs. In 2008, Mr. Lank’s target award was 35% of his base salary and his maximum award was 70%. His actual award was 48.78%. The award made to Mr. Lank was based on objectives related to legal department cost targets, tubular services operating income margins, the development of key legal department management processes and the outcome of key litigation. In each case the target objectives were derived from the Corporation’s annual plan, as approved by the Board of Directors. The objectives and target STIP awards are designed to be achievable, but not without substantial effort and management skill on the part of the executive. Executives will not receive their maximum STIP awards without exceptional performance by both the executives and the Corporation, which performance would include fully meeting both the ROCE and earnings per share targets described more fully above under “Compensation Elements,” as well as their individual objectives.

Summary Compensation Table, page 23

18.	Provide summary compensation information for the last three completed fiscal years. Refer to Item 402(c)(1) of Regulation S-K.

Response: We note the Staff’s comment, and we will provide summary compensation information for the last three completed fiscal years in our future definitive proxy statements in accordance with Item 402(c)(1) of Regulation S-K. We note that prior to the 2007 fiscal year, Tesco was a foreign private issuer and was not required to make filings with the SEC containing summary compensation information for years prior to 2007.

If you have any questions regarding this response, please do not hesitate to contact us.

Kindest regards,

/s/ ROBERT L. KAYL

Robert L. Kayl

Senior Vice President and Chief Financial Officer

Tesco Corporation

cc:	Mr. Jeff Dodd
Partner
Andrews & Kurth LLP

Mr. C. Ted Orihel
Partner
PricewaterhouseCoopers LLP

Mr. Julio Quintana
President and Chief Executive Officer
Tesco Corporation

APPENDIX A

November 4, 2007

To:	Quarter 3, 2007 10Q File
From:	Tony Tripodo
Subject:	Tax Adjustments
CC:	Julio Quintana, Bob Kayl, Kent Castleman, Lisa Covington

Background:

During the third quarter of 2007, the Company recorded a $2.1 million tax benefit adjustment in its statement of operations related to differences between the Company’s 2006 tax provision and amounts claimed on its 2006 Canadian tax return which was filed on June 27, 2007. This adjustment was primarily due to the following items:

1.	$0.6 million SR&ED credits claimed on the return, that were unknown and not anticipated when the 2006 provision was calculated, and

2.	$1.5 million release of valuation allowance on foreign tax credits (“FTCs”) utilized that were previously reserved in the 2006 provision

In preparing the Canadian tax return, the Company claimed SR&ED credits of $0.6 million. Such credits were the result of two elective claims for 2005 and 2006 filed by the Company in the 2nd quarter after concluding an independent SR&ED credit study. Such SR&ED study was completed in June 2007. In addition, the Company was able to utilize nearly all of its 2006 foreign tax credits on the 2006 tax return, some of which were partially reserved with a valuation allowance (as noted above). The utilization of these FTCs was not directly tied to the SR&ED credits claimed. However, the SR&ED credits reduced the Company’s cash tax due with the return, which gave the Company the option to further utilize a strategy to use its FTCs and/or non-capital losses on the return.

On September 17, 2007, Tesco Corporation filed its U.S. federal tax returns. During the preparation of these returns, management determined that the jurisdiction in which a portion of its taxable income was recognized changed from the estimate made at the time of the preparation of the year-end 2006 tax provision. As such, a $2.0 million “provision to return” difference resulted due to the change in the amount of income attributed to the U.S. branch of the Company. This $2.0 million adjustment was an error that should have been recorded in 2006.

APB 28, par.20 states:

The tax effect of a change in the beginning of the year balance of a valuation allowance caused by a change in judgment about the realizability of the related deferred tax asset that results from changes in the projection of income expected to be available in future years should be recognized in full in the interim period in which the change in judgment occurs.

In applying this guidance, the adjustments related to the Canadian tax returns have been determined to relate to factors known to have existed at the time the Company prepared its June 30, 2007 financial statements, and which were not timely identified and recorded in connection with the Company’s preparation and filing of its 2nd quarter financial statement for the period ended June 2007. Also, the $2.0 million U.S. adjustment has been determined to relate to an estimate that should have been known at December 31, 2006. Therefore, these items have been assessed as “out-of-period.” This memo serves to document the Company’s position, from a quantitative and qualitative perspective, that these adjustments are not material to the prior year-end financial statements and the prior quarter’s interim financial statements and that recording these adjustments in the 3rd quarter does not materially misstate the June 30, 2007 and September 30, 2007 interim financial statements or the December 31, 2006 or expected December 31, 2007 annual financial statements.

Discussion and Analysis:

Tesco conducts its current operations in over 20 different countries and is organized under a series of several active corporations, partnerships and holding companies registered in Canada, the U.S., Latin America, Europe, Middle East and Asia Pacific. The Company’s annual revenue is approximately $450 million and assets are approximately $450 million. Quarterly revenues for the interim three month periods ended June 30, 2007 and September 30, 2007 is approximately $109.8 million and $113.9 million, respectively. While the adjustments discussed above are, on the surface, relatively small in relation to the Company overall, net income on a quarterly basis is approximately $3.9 million and $11.8 million, for the interim three-month periods ended June 30, 2007 and September 30, 2007, respectively. The Company currently estimates that revenue and net income for the year ended December 31, 2007 will be $461 million and $36.3 million respectively, based on actual results through September 30, 2007 and its recent forecast for the 4th quarter.

Accordingly, the following qualitative analysis will consider the impact of these “out-of-period” adjustments on several measures, in order to give a full view of what a user of the financial statements would consider meaningful in evaluating the materiality of these matters. A trailing three quarter average net income has been calculated because the Company experienced greater than 50% lower net income in the 2nd quarter of 2007 compared to the 1st quarter of 2007, which the Company believes is unusual for a company of this size, and that a reasonable person would have evaluated the 2nd quarter in light of a normal quarter’s operating results. In preparing this analysis, the Company also referred to the views of the SEC Staff as outlined in SAB 99 and the guidance in APB 28.

SAB 99 specifically points to guidance in Statement of Financial Accounting Concepts No. 2 which states that the concept of materiality is defined as:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

2

APB 28 states that materiality should be assessed when reviewing a prior period misstatement. The guidance of paragraph 29 is as follows:

In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

The guidance in paragraph in 38 is as follows:

The Board concludes that a number of factors are relevant to the materiality of (a) accounting changes contemplated in this Opinion and (b) corrections of errors, in determining both the accounting treatment of these items and the necessity for disclosure. Materiality should be considered in relation to both the effects of each change separately and the combined effect of all changes. If a change or correction has a material effect on income before extraordinary items or on net income of the current period before the effect of the change, the treatments and disclosures described in this Opinion should be followed. Furthermore, if a change or correction has a material effect on the trend of earnings, the same treatments and disclosures are required. A change which does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods should be disclosed whenever the financial statements of the period of change are presented

Net income amounts for the relevant periods ended (millions):

3rd Qtr 2006	4th 2006	Year 2006	1st Qtr 2007	Trailing 3 Qtr AVG	2nd Qtr 2007	6 Mos. Ended 2007	3rd Qtr 2007	9 Mos. Ended 2007	Est. Year 2007
$8.5	$10.5	$30.2	$11.0	$10.0	$3.9	$14.9	$10.8	$25.7	$36.3

Quantitative Analysis:

To assess the quantitative impact of this error, the Company has evaluated the impact of recording the tax “out-of-period” adjustments in 2007 to determine if these matters individually or when aggregated materially misstate the prior reported three and six-months ended June 30, 2007, the three and nine-months ended September 30, 2007, and the year ended December 31, 2006 and estimated year ended December 31, 2007, taken as a whole. (Refer to the table above.) Based on this evaluation, we note the following:

	YE 2006	1Q07	2Q07	YTD 2Q07	3Q07	YTD 3Q07	YE 2007 E
Roll Over	6%	—	—	—	61%	17%	—
Iron Curtain	6%	13%	35%	7%	—	—	6%
Income tax adjustments (Credits)	($2,000)	($2,000)	($4,116)	($4,116)	$4,116	$2,000	$2,000
Net Income as adjusted	$32,299	$15,020	$7,970	$18,990	$6,723	$23,713	$34,313
Net Income as reported	$30,299	$13,020	$3,854	$14,874	$10,840	$25,713	$36,313

3

In summary, the Company evaluates the percentage impact of these adjustments as being quantitatively material to the three and six months ended June 30, 2007 and the three and nine months ended September 30, 2007. The Company evaluates both the percentage and the dollar impact of these adjustments as being quantitatively material to the year ended December 31, 2006 and the estimated year ended December 31, 2007 (using current fourth quarter 2007 forecast) as the error represents a 6% difference in Net Income for both years. Materiality is defined as greater than 5% of Net Income. However, from a trend perspective, these adjustments have no effect on the trend in costs, margins or pre-tax earnings in any period as these adjustments are all tax adjustments.

Despite the percentage analysis attached that indicates certain ratios would change by greater than 10%, the aggregate impact of the adjustments is not material, as these errors do not have any significant effect on the trend of earnings among the quarterly periods (i.e - the 2nd quarter 2007 would still have been unusually low in comparison to other quarters) and the annual trend of earnings is consistent from the year ended December 31, 2006 to the estimated year ended December 31, 2007. (See table above).

In terms of cash flows, none of these adjustments would have any impact on cash flows of the Company. All adjustments would be offsetting within the operating section of the cash flow statement.

Qualitative Analysis:

The following qualitative considerations were evaluated in determining whether an out-of-period adjustments, as described above, would be considered to be material misstatement of the Company’s financial statements for the respective periods involved:

Consideration:

Whether the adjustment masks a change in earnings or other trends;

4

Response:

The adjustment does not mask a change in operating income or profit before tax in either Quarter 2 or Quarter 3 or fiscal year 2006. Since this is a tax number, operating income and income before tax are not affected. Net income does change for these adjustments, however, the trend of earnings is still in line with the actual numbers reported.

Consideration:

Whether the adjustment hides a failure to meet analysts’ consensus expectations for the enterprise;

Response:

The Company does not provide earnings guidance. The Company has clearly identified these items in its initial press release as non-recurring tax adjustments and has quantified the impact of these items in its Quarter 3 results. Regardless of which period the adjustments are made, the Company believes that analysts have already disregarded these items and have looked to the actual recurring operating results to identify recurring performance against their own expectations.

In fact, on November 6, 2007, the Company issued its initial press release on its Quarter 3 results. The Canadian tax adjustments were discussed in the 2nd paragraph of the press release. The press release specifically stated that the Canadian tax return was filed in June 2007. Furthermore, on November 7, 2007, the Company held its Quarter 3 Earnings Conference Call. The Company did not receive any questions during the Question and Answer portion of the call regarding these tax adjustments or the period in which they were booked. The Company believes that news of the tax adjustments has been absorbed and dismissed by the market.

Furthermore, the Company believes its stock price reflects the fact that it is trading on EBITDA and cash flow, which are unaffected by these adjustments. Accordingly, the Company believes this matter does not in any way affect the conclusions to be drawn by analysts.

Consideration:

Whether the adjustment changes a loss into income or vice versa;

Response:

The Company would have reported positive net income in both in Quarter 2 and Quarter 3 with or without these particular adjustments. In addition, the Company would have reported positive net income in fiscal year 2006 with or without these adjustments.

Consideration:

Whether the adjustment concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

5

Response:

The Company reports pre-tax operating income for its two segments. Thus an adjustment impacting the provision for income taxes would have no impact on the reporting of operating income in any periods.

Consideration:

Whether the adjustment affects the registrant’s compliance with regulatory requirements;

Response:

These adjustments do not impact or violate any regulatory requirements. Therefore, this consideration would not be a contributing factor to a material misstatement.

Consideration:

Whether the adjustment affects the registrant’s compliance with loan covenants or other contractual requirements;

Response:

These adjustments do not adversely affect compliance with any financial covenants to which the Company is subject. Therefore, this consideration would not be a contributing factor to a material misstatement.

Consideration:

Whether the adjustment has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation;

Response:

The Company’s executive management team’s primary financial objective for incentive compensation purposes is based on ROCE, which utilizes pre-tax operating income in the numerator, which these adjustments would not impact. Furthermore, since the performance metrics are based on annual results these adjustments do not impact the measurement of incentive compensation in any respect. Therefore, this consideration would not be a contributing factor to a material misstatement.

Consideration:

Whether the adjustment involves concealment of an unlawful transaction;

Response:

These adjustments do not represent a concealment of an unlawful transaction. These adjustments were not intentional or a deliberate action on the part of management. They represent a change in accounting estimate by the Company. Therefore, this consideration would not be a contributing factor to a material misstatement.

Consideration:

Whether the adjustment has an impact on MD&A or other areas of the filed documents

6

Response:

These adjustments do not impact the Company’s MD&A disclosure in any substantial way. The Company believes its investors/shareholders are focused on the Company’s recurring operating results and not on discrete tax adjustments. Further, the MD&A disclosure in Quarter 3 prominently describe these tax adjustments and their impact to the Company’s results for the quarter. The effective tax rate disclosure in the MD&A disclosure is impacted by these adjustments. However, a knowledgeable reader of the financials would back out these adjustments to determine the Company’s normalized effective tax rate before these adjustments.

Consideration:

Whether the adjustment impacts the liquidity or any key financial measures used by management when discussing company performance with the public;

Response:

These adjustments are a non-cash item and would therefore have no impact on EBITDA, cash flows or other key financial measures used by management. Therefore, this consideration would not be a contributing factor to a material misstatement.

In addition, the Company strongly believes that our shareholders and the investment community would not be better served if these adjustments were to be booked in an earlier period for the following reasons:

1.	These adjustments are viewed as non-recurring tax adjustments. Thus, the adjustments are viewed as benign events regardless of whether reflected in one period vs. another.

2.	The Canadian adjustment has been fully disclosed to the public markets by virtue of the Company’s 3rd quarter earnings release, which contained prominent disclosure of the dollar and EPS impact in the current period. The Company is issuing an additional press release to discuss the U.S. adjustment.

3.	The Company’s 10-Q for Quarter 3 will contain prominent disclosure on these adjustments.

4.	Analyst discussions in connection with our most recent earning’s call contained no reference to this matter, nor inquiry with respect to the impact of recognition or the related period therein.

5.	The Company’s reported nine-month results are not materially impacted by these adjustments.

6.	The Company’s stock price fully reflects the impact of depressed earnings reported within the previous quarter, and no impact to such effect is deemed attributable to the recognition (or lack thereof) with respect to these adjustments.

7.	We have discussed this matter with our Audit Committee chairman, who expressed that, given the prominent disclosure made by the Company in the 3rd quarter press release and intended to be made by the Company in its 3rd quarter 10-Q, the impact of these adjustments when evaluated between the reported interim periods of Q2 and Q3 or in the annual 2006 and estimated 2007 is clearly not material within the view of the Audit Committee and that the correction of these adjustments by virtue of a restating the 2nd quarter Form 10-Q or the 2006 Form 10-K would have no beneficial effect to a reasonable investor of the Company.

7

Conclusion:

Based on the foregoing quantitative and qualitative analysis, the Company does not believe that the tax adjustments, recorded in the third quarter of 2007 and discussed above are material to any prior period reported that would be impacted by its correction. The Company would not expect a significant negative or positive market reaction based on the nature of these items. In addition, management has discussed these issues with the Company’s General Counsel and its the Audit Committee, all of whom strongly concur with management’s conclusion in this matter.

As such, the Company has prominently disclosed these adjustments in its 10-Q for quarter 3 as follows:

The Company’s effective tax rate for three months ended September 30, 2007 was a 22% benefit compared to a 38% provision for the same period in 2006. This decrease in the effective tax rate during the three months ended September 30, 2007 as compared to the same period in 2006 reflects the cumulative effect of a $1.5 million benefit related to a reversal of the valuation allowances recorded in 2006 on foreign tax credits generated in 2006, the recognition of a $0.6 million benefit for research and development credits related to 2005 and 2006 which were claimed as a result of filing the Company’s Canadian income tax return and the recognition of a $0.7 million benefit related to the favorable resolution of a Mexico tax claim. In addition, the Company recorded a $2.0 million benefit, as a result of filing its U.S. income tax returns in September 2007, primarily related to income attributed to the U.S. branch of the Company and the reversal of a valuation allowance previously provided on net operating losses in that branch. The benefits related to the filing of the Company’s Canadian income tax return in June 2007 were based on a change in strategy related to the treatment of foreign tax credits and research and development credits. Because the benefit realized relates to a change in Canadian tax strategy, such benefit should have been recorded in the three month period ended June 30, 2007. The benefit related to the filing of the Company’s U.S. income tax return in September 2007 was due to an allocation of 2006 earnings between the Company’s U.S. subsidiary and U.S. branch in the preparation of its tax returns. Because this allocation was not performed in preparation of the Company’s 2006 income tax provision, such benefit should have been recorded in 2006. The Company believes that the effect of recording these tax adjustments in the three month period ended September 30, 2007 instead of the prior periods discussed above is immaterial to both its current and prior quarterly financial statements and prior year financial statements taken as a whole.

8

APPENDIX B

May 6, 2009

To:	Quarter 1, 2009 10Q File
From:	Bob Kayl
Subject:	Tax / CTA Adjustments
CC:	Julio Quintana, Christi Reynolds, Lisa Covington

Background:

During the first quarter of 2009, a new Canadian tax law was enacted that allowed a Canadian company to elect to file its Canadian tax return in US dollars. In reviewing the accounting impact of this new law, the Company discovered errors in the way that it had historically been recording adjustments to deferred tax assets through the application of SFAS 52, “Foreign Currency Translation.” The Company changed its parent reporting and functional currency to the US dollar effective January 1, 2006. The errors arose only in 2007 and 2008. Refer to Appendix A to this memo for a description regarding the adjustment and the related control implications. The Company had previous tax adjustments to 2007, which were deemed immaterial at the time evaluated (that review is outside the scope of this memo).

As this adjustment was posted to correct errors made in prior years, the Company has determined them to be “out-of-period” and will apply the principles of SAB 99 to determine the impact of such. This memo will serve to document the Company’s assessment, from a quantitative and qualitative perspective, that these adjustments were not material to the prior year-end financial statements and that recording these adjustments in the first quarter of 2009 does not materially misstate the anticipated annual 2009 financial statements. Additional footnote disclosure has been included by the Company in its Form 10-Q for the three months ended March 31, 2009.

Discussion and Analysis:

Tesco conducts its current operations in over 35 different countries and is organized under a series of several active corporations, partnerships and holding companies registered in Canada, the U.S., Latin America, Europe, Middle East and Asia Pacific. The Company’s annual revenue was approximately $535 million as of December 31, 2008 and assets were approximately $493 million at the same time period. Quarterly revenues for the interim three month period ended March 31, 2009 were approximately $110 million and net income for the same time period was approximately $4 million. The Company currently estimates that revenue and net income for the year ended December 31, 2009 will be approximately $400 million and $13 million respectively, based on actual results through March 31, 2009 and the Company’s most current forecast.

Accordingly, the following analysis will consider the impact of these “out-of-period” adjustments on several measures, in order to give a full view of what a user of the financial statements would consider meaningful in evaluating the materiality of these matters. In preparing this analysis, the Company also referred to the views of the SEC Staff as outlined in SAB 99 and the guidance in APB 28.

SAB 99 specifically points to guidance in Statement of Financial Accounting Concepts No. 2 which states that the concept of materiality is defined as:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

APB 28 states that materiality should be assessed when reviewing a prior period misstatement. The guidance of paragraph 29 is as follows:

In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

The guidance in paragraph 38 is as follows:

The Board concludes that a number of factors are relevant to the materiality of (a) accounting changes contemplated in this Opinion and (b) corrections of errors, in determining both the accounting treatment of these items and the necessity for disclosure. Materiality should be considered in relation to both the effects of each change separately and the combined effect of all changes. If a change or correction has a material effect on income before extraordinary items or on net income of the current period before the effect of the change, the treatments and disclosures described in this Opinion should be followed. Furthermore, if a change or correction has a material effect on the trend of earnings, the same treatments and disclosures are required. A change which does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods should be disclosed whenever the financial statements of the period of change are presented

Management also relied upon PwC’s Dataline 09-21, which relayed a speech made by the Associate Chief Accountant of the SEC’s views on interpreting SAB 108. According to the Associate Chief Accountant, if the effect of a correction would not materially affect the previously-issued financial statements, those financial statements may still be relied upon, and the correction may be made in future filings (i.e., without requiring an amendment to prior filings). According to the interpretation provided by PwC:

•	If the errors are material when evaluated under the “rollover” method, then the previously-issued financial statements are considered materially misstated (i.e., they should no longer be relied upon).

•

If the errors are not material when evaluated under the “rollover” method, then the previously-issued financial statements are not considered materially misstated (i.e., they can continue to be relied upon). However, if the errors would be material to the

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previously-issued financial statements when evaluated under the “iron curtain” method, then the errors need to be corrected (prospectively) even though the previously-issued financial statements are not materially misstated.

Quantitative Analysis:

The amounts of the errors in each of the years ended December 31, 2007 and 2008 are as follows (in thousands):

	2007	2008
Deferred Tax Asset (iron curtain)	$1,284	$(964)
Net Income (roll over)	$(191)	$2,692
Other Comprehensive Income (roll over)	$3,283	$(1,674)

To assess the quantitative impact of these errors, the Company has evaluated the impact of recording these “out-of-period” adjustments in 2009 to determine if these matters, individually or when aggregated, materially misstate the prior reported years ended December 31, 2007 and 2008 or misstate the three months ended March 31, 2009 or the estimated year ended December 31, 2009, taken as a whole, including the effect of other previously identified out of period adjustments. Based on this evaluation, we note the following:

	2007	2008	Q1 2009	YTD 2009 (est.)
Roll Over Method:
Total Assets	(0.3)%	0.5%	0.2%	0.2%
Net Income	0.6%	(5.1)%	0.0%	0.0%
Other Comprehensive Income	(6.9)%	5.5%	0.2%	0.2%
Iron Curtain Method:
Total Assets	(0.3)%	0.2%	0.2%	0.2%
Net Income	0.6%	(0.9)%	0.0%	0.0%
Other Comprehensive Income	(6.9)%	1.3%	0.2%	0.2%

Please see attached supplementary Excel schedules for further details regarding this analysis.

The Company evaluates the percentage impact of these adjustments as being quantitatively material to the three months ended March 31, 2009. The Company has determined the effects of these adjustments are immaterial to the year ended December 31, 2007, but is quantitatively material to the year ended December 31, 2008. A qualitative analysis for 2008 follows. The Company also concludes these adjustments are immaterial to the estimated year ending December 31, 2009. For purposes of this memo, the Company has determined materiality to be 5% of any reported year ended based on net income.

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Qualitative Analysis:

The following qualitative considerations were evaluated in determining whether out-of-period adjustments, as described above, would be considered to be a material misstatement of the Company’s financial statements for the respective periods involved:

Consideration:

Whether the adjustments mask a change in earnings or other trends;

Response:

The adjustments do not mask a change in operating income or profit before tax in either 2007, 2008 or in Quarter 1 2009. Since these items affect the tax provisions, operating income and income before tax are not affected. Net income does change for these adjustments; however, the 2007 and 2008 trend of earnings is still in line with the actual numbers reported.

Consideration:

Whether the adjustment hides a failure to meet analysts’ consensus expectations for the enterprise;

Response:

The Company does not provide earnings guidance. The Company has clearly identified these items in its Form 10-Q for the three months ended March 31, 2009. The Company believes that analysts disregard tax items and will look to the actual recurring operating results to identify recurring performance against their own expectations.

Furthermore, the Company believes its stock price is trading based on EBITDA, cash flow, and the Company’s technology differentiation, which are unaffected by these adjustments. Accordingly, the Company believes this matter does not in any way affect the conclusions to be drawn by analysts.

Consideration:

Whether the adjustment changes a loss into income or vice versa;

Response:

The Company would have reported positive net income in both 2007 and 2008 with or without these particular adjustments. In addition, the Company would have reported positive net income in Q1 2009, with or without these adjustments.

Consideration:

Whether the adjustment concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

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Response:

The Company reports pre-tax operating income for its three segments. Thus an adjustment impacting the provision for income taxes would have no impact on the reporting of operating income in any periods.

Consideration:

Whether the adjustment affects the registrant’s compliance with regulatory requirements;

Response:

These adjustments do not impact or violate any regulatory requirements. Therefore, this consideration would not be a contributing factor to a material misstatement.

Consideration:

Whether the adjustment affects the registrant’s compliance with loan covenants or other contractual requirements;

Response:

These adjustments do not adversely affect compliance with any financial covenants to which the Company is subject. Therefore, this consideration would not be a contributing factor to a material misstatement.

Consideration:

Whether the adjustment has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation;

Response:

The Company’s executive management team’s primary financial objective for incentive compensation purposes is based on ROCE, which utilizes pre-tax operating income in the numerator, which these adjustments would not impact. Furthermore, since the performance metrics are based on annual results, the Company believes that these adjustments ($0.1 million increase in net income in 2009) will not impact the measurement of incentive compensation for 2009. Therefore, this consideration would not be a contributing factor to a material misstatement.

Consideration:

Whether the adjustment involves concealment of an unlawful transaction;

Response:

These adjustments do not represent a concealment of an unlawful transaction. These adjustments were not intentional or a deliberate action on the part of management. Therefore, this consideration would not be a contributing factor to a material misstatement.

Consideration:

Whether the adjustment has an impact on MD&A or other areas of the filed documents;

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Response:

These adjustments do not impact the Company’s MD&A disclosure in any substantial way. The Company believes its investors/shareholders are focused on the Company’s recurring operating results and not on discreet tax adjustments. Further, the Company has drafted a new Footnote to be included in the Form 10-Q filed for the three months ended March 31, 2009, which provides transparent information regarding the nature and dollar amount of the misstatements, along with the dollar amount of the correction recorded in Q1 2009.

These adjustments do affect Other Comprehensive Income, a measure that is relied upon within other business sectors, such as financial institutions. However, Management believes that Other Comprehensive Income is not a key measure to investors in Tesco or within the oilfield services industry in general. Accordingly, the effects of these errors on Other Comprehensive Income have been deemed immaterial.

Consideration:

Whether the adjustment impacts the liquidity or any key financial measures used by management when discussing company performance with the public;

Response:

These adjustments are a non-cash item and would therefore have no impact on EBITDA, cash flows or other key financial measures used by management. Therefore, this consideration would not be a contributing factor to a material misstatement.

In addition, the Company strongly believes that our shareholders and the investment community would not be better served if these adjustments were to be booked in an earlier period for the following reasons:

1.	These adjustments are viewed as non-recurring tax adjustments. Thus, the adjustments are viewed as benign events regardless of whether reflected in one period vs. another.

2.	The adjustments have been fully disclosed to the public markets by virtue of the Company’s first quarter Form 10-Q, which contained prominent disclosure of the dollar amount impact in the current period.

3.	These adjustments are non-cash. In the current economic environment, the Company believes Tesco’s investors are more concerned with actual operating results and the related impact on cash flows.

4.	The Company’s expected 2009 total results are not materially impacted by these adjustments.

5.	The Company’s stock price fully reflects the impact of depressed earnings reported within the quarter, and no impact to such effect is deemed attributable to the recognition (or lack thereof) with respect to these adjustments.

6.

We have discussed this matter with our Audit Committee and its chairman, who agreed with management that, given the prominent disclosure made by the Company in the first quarter 10-Q, the impact of these adjustments when evaluated between the reported

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interim periods of Q1 2009 or in the annual 2007 or 2008 periods, it is not material within the view of the Audit Committee and that the correction of these adjustments by virtue of restating the 2007 or 2008 Form 10-K would have no beneficial effect to a reasonable investor of the Company.

Conclusion:

Based on the foregoing quantitative and qualitative analysis, the Company does not believe that the tax adjustments, recorded in the first quarter of 2009 and discussed above are material to any prior period reported that would be impacted by its correction. The Company would not expect a significant negative or positive market reaction based on the nature of these items. In addition, management has discussed these issues with the Company’s General Counsel and the Audit Committee, all of whom strongly concur with management’s conclusion in this matter.

The Company has included the following disclosure as a footnote in its Form 10-Q for the three months ended March 31, 2009:

Note 2—Out of Period Adjustments

During the preparation of the Company’s financial statements for the three months ended March 31, 2009, the Company discovered errors in the financial statements for the years ended December 31, 2007 and 2008. The errors related to foreign currency translation adjustments of deferred tax assets and understated accrued liabilities. As a result of these errors, deferred tax assets were overstated by $1.3 million and understated by $1.0 million as of December 31, 2007 and 2008, respectively and accrued liabilities as of December 31, 2008 were understated by $0.6 million. In addition, net income for the years ended December 31, 2007 and 2008 was over stated by $0.2 million and $2.7 million, respectively and other comprehensive income was overstated by $3.3 million and understated by $1.7 million, respectively.

The Company assessed the materiality of the error in accordance with Staff Accounting Bulletin No. 108 (“SAB 108”) and concluded that it was immaterial to previously reported annual or interim amounts and that the correction of the error in 2009 would not be material to estimated full year 2009 results of operations. Accordingly, the Company corrected this error in the financial statements for the three months ended March 31, 2009 and have not restated its consolidated financial statements for the years ended December 31, 2007 and 2008. The effect of recording this correction in the accompanying Condensed Consolidated Financial Statements was an increase in deferred tax assets of $1.0 million, an increase in accrued liabilities of $0.3 million, an increase in net income of $0.2 million and an increase in other comprehensive income of $0.6 million. Accordingly, we have not adjusted previously reported results for 2007 and 2008.

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Quarter 1 2009 SAB 99 Memo – Tax Related Items

Appendix A

Description of noted adjustments and related control implications

Below is a description of the noted out of period adjustments recorded during the first quarter of 2009. Management has assessed the qualitative and quantitative factors associated with these adjustments and determined they do not materially misstate any prior periods or the current period.

Adjustments

Adjustment 1:

In 2007 and 2008, Tesco Corporation’s non-Capital Losses were translated from Canadian Dollars to US Dollars with the offsetting foreign currency translation adjustment recorded to Cumulative Translation Adjustment (“CTA”). It was determined that these non-Capital losses are US Dollar-denominated monetary assets. As such, these assets should have been remeasured with the offsetting entry recorded to Deferred Tax Expense.

Adjustment 2:

In 2007 and 2008, Tesco Corporation’s temporary timing differences related to Fixed Assets were translated from Canadian Dollars to US Dollars with the offsetting foreign currency translation adjustment recorded to CTA. It was determined that a portion of these differences are US Dollar-denominated non-monetary assets. As such, the exception under SFAS 109, paragraph 9(f) applies to these assets and the deferred tax asset balances related to these assets should not have been adjusted for foreign currency translation fluctuations.

Control Implications

Management reviewed the nature and extent of these adjustments to determine the related control implications. During 2008, the Company identified a significant deficiency related to the preparation and review of the Canadian tax provision. Management has determined the adjustment discussed herein further substantiated the existence of the significant deficiency at December 31, 2008. Management has concluded that the error did not rise to the level of a Material Weakness because the previously issued financial statements were not materially misstated. The Company will continue to monitor the effectiveness of controls in place and is developing a remediation plan around the significant deficiency that exists in the tax provision process.

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TESCO Corporation

Materiality Analysis

Assessment as of March 31, 2009

ROLL OVER METHOD	Total Assets				Net Income				Total Comprehensive Income
	12/31/2007	12/31/2008	3/31/2009	YE 12/31/09 (est.)	12/31/2007	12/31/2008	3/31/2009	YE 12/31/09 (est.)	12/31/2007	12/31/2008	3/31/2009	YE 12/31/09 (est.)
As reported (before correction in Q1 2009)	$472,937	$493,233	$486,557	$486,557	$32,302	$52,906	$4,421	$(3,357)	$47,787	$30,336	$3,605	$(3,357)
Identified errors	(1,284)	2,248	964	964	191	(2,692)	72	72	(3,283)	1,674	964	964

As Adjusted	$471,653	$495,481	$487,521	$487,521	$32,493	$50,214	$4,493	$(3,285)	$44,504	$32,010	$4,569	$(2,393)

% of Misstatement	-0.3%	0.5%	0.2%	0.2%	0.6%	-5.1%	1.6%	-2.1%	-6.9%	5.5%	26.7%	-28.7%

IRON CURTAIN METHOD	Total Assets				Net Income				Total Comprehensive Income
	12/31/2007	12/31/2008	3/31/2009	YE 12/31/09 (est.)	12/31/2007	12/31/2008	3/31/2009	YE 12/31/09 (est.)	12/31/2007	12/31/2008	3/31/2009	YE 12/31/09 (est.)
As reported (before correction in Q1 2009)	$472,937	$493,233	$486,557	$486,557	$32,302	$52,906	$4,421	$(3,357)	$47,787	$30,336	$3,605	$(3,357)
Identified errors	(1,284)	964	964	964	191	(502)	72	72	(3,283)	390	964	964

As Adjusted	$471,653	$494,197	$487,521	$487,521	$32,493	$52,404	$4,493	$(3,285)	$44,504	$30,726	$4,569	$(2,393)

% of Misstatement	-0.3%	0.2%	0.2%	0.2%	0.6%	-0.9%	1.6%	-2.1%	-6.9%	1.3%	26.7%	-28.7%